Exhibit 99.2

RADWARE LTD.

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, NOVEMBER 10, 2020

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Tuesday, November 10, 2020, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.
To elect Mr. Gabi Seligsohn and Mr. Stanley B. Stern as Class III directors of the Company until the annual general meeting of shareholders to be held in 2023 and to elect Ms. Naama Zeldis as Class II director of the Company until the annual general meeting of shareholders to be held in 2022;

2.	To approve certain amendments to the Company’s Articles of Association relating to shareholder proposals;

3.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company;

4.	To approve amendments to the Company's Compensation Policy for Executive Officers and Directors;

5.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years; and

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2019 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment  thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on October 7, 2020 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors
/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Date: October 6, 2020

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL

_____________________

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2020 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2020 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Tuesday, November 10, 2020 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	"we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

•	"dollars" or "$" are to United States dollars;

•	"NIS" or "shekel" are to New Israeli Shekels;

•	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•	the "SEC" are to the United States Securities and Exchange Commission;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share; and

•	"2019 Annual Report" or “Annual Report” are to the annual report on Form 20-F we filed with the SEC on April 2, 2020.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.
To elect Mr. Gabi Seligsohn and Mr. Stanley B. Stern as Class III directors of the Company until the annual general meeting of shareholders to be held in 2023 and to elect Ms. Naama Zeldis as Class II director of the Company until the annual general meeting of shareholders to be held in 2022;

2.	To approve certain amendments to the Company’s Articles of Association relating to shareholder proposals;

3.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company;

4.	To approve amendments to the Company's Compensation Policy for Executive Officers and Directors;

5.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years; and

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2019 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about October 9, 2020 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•
By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions, including regarding the latest date and time you may submit your voting instructions, of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on October 7, 2020, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of September 30, 2020, the Company had issued and outstanding 46,160,178 ordinary shares (excluding 12,661,152 treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, not later than 10 days prior to the Meeting, i.e., by November 1, 2020. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website at http://www.sec.gov and on the Company’s website).

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2020, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Senvest Management, LLC (1)	5,401,595	11.70%
Cadian Capital Management, LP (2)	4,232,009	9.17%
Nava Zisapel (3)	2,937,676	6.36%
Yehuda Zisapel (4)	1,696,215	3.67%
Roy Zisapel (5)	1,467,146	3.17%
All directors and executive officers as a group consisting of 14 persons, including Yehuda Zisapel and Roy Zisapel (6) (7)	3,440,861	7.38%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

** The percentages shown are based on 46,160,178 ordinary shares issued and outstanding as of September 30, 2020. This figure of outstanding ordinary shares excludes 11,250 RSUs and employee stock options to purchase an aggregate of 477,500 ordinary shares at a weighted average exercise price of approximately $19.38 per share, with the latest expiration date of these options being in July 2025 (of which, options to purchase 435,000 of our ordinary shares were exercisable as of September 30, 2020).

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in the Amendment No. 15 to Statement on Schedule 13G filed with the SEC by Senvest on February 7, 2020. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2020. The business address of Cadian is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 202,000 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our 2019 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The business address of Ms. Zisapel is 127 Habarzel Street, Tel Aviv, 69710 Israel.

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 1,394,215 shares are held directly by Yehuda Zisapel; (ii) 202,000 shares are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 100,000 options to purchase ordinary shares which options are fully vested or which will be fully vested within 60 days of the date of this table. The options consist of (i) 60,000 options at an exercise price of $15.33 per share, which expire in January 2021, and (ii) 40,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) Consists of 1,355,896 shares, 11,250 RSUs and 100,000 options to purchase ordinary shares, which RSUs and options are fully vested or will be fully vested within 60 days of the date of this table. All of the options are at an exercise price of $15.33 and expire in January 2021.

(6) Consists of 2,952,111 shares, 11,250 RSUs and 477,500 options to purchase ordinary shares, which RSUs and options are fully vested or which will be fully vested within 60 days of the date of this table. The options consist of (i) 10,000 options at an exercise price of $12.46 which expire in September 2021, (ii) 30,000 options at an exercise price of $13.35 which expire in December 2021, (iii) 17,500 options at an exercise price of $14.00 which expire in April 2021, (iv) 7,500 options at an exercise price of $14.68 which expire in April 2022, (v) 160,000 options at an exercise price of $15.33 which expire in January 2021, (vi) 40,000 options at an exercise price of $16.67 which expire in November 2022, (vii) 15,000 options at an exercise price of $17.35 which expire in December 2022, (viii) 22,500 options at an exercise price of $17.63 which expire in October 2022, (ix) 20,000 options at an exercise price of $22.51 which expire in December 2024, (x) 75,000 options at an exercise price of $26.36 which expire in October 2023 and (xi) 80,000 options at an exercise price of $27.15 which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(7) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. These risks and uncertainties, as well as others, are discussed in greater detail in our Annual Report and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2021; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2022; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2020.

The term of service of Mr. David Rubner and Ms. Yael Langer, who are currently directors in Class III, expires on the date of the Meeting. Mr. Rubner and Ms. Langer will be stepping down from their directorships and will not be standing for re-election at the Meeting, each after completing approximately 11 years of service as directors of the Company. In addition, as previously reported, Mr. Avraham Asheri, who has been a director in Class I, and Mr. Joel Maryles, who has been a director in Class II, have stepped down after completing nearly 11 years and 6.5 years, respectively, of service as directors of the Company.

In light of the above, we are proposing to (i) elect Mr. Seligsohn, who was appointed in May 2020 to our Board of Directors, as  Class III director, such that his term will expire at the annual general meeting for the year 2023, (ii) elect Mr. Stanley B. Stern, who was appointed in September 2020 to our Board of Directors, as  Class III director, such that his term will expire at the annual general meeting for the year 2023, and (iii) elect Ms. Naama Zeldis, who was appointed in September 2020 to our Board of Directors, as Class II director, such that her term will expire at the annual general meeting for the year 2022.

All of these nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules.

We currently have a Board of eight (8) directors. Subject to the election of the nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of six (6) directors, as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2021	Yehuda Zisapel and Yair Tauman
Class II	2022	Roy Zisapel and Naama Zeldis
Class III	2023	Gabi Seligsohn and Stanley Stern

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Gabi Seligsohn, 54, has served as a member of our Board of Directors since May 2020. Mr. Seligsohn served as the Chief Executive Officer of Kornit Digital Ltd. (Nasdaq: KRNT), a company engaged in the area of digital printing on textiles, from April 2014 through July 2018. From August 2006 until August 2013, he served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a company specializing in the design, development and production of optical metrology solutions for the semiconductor industry. Prior thereto, from 1998 to 2006, he served in several leadership positions in Nova. Mr. Seligsohn currently serves on the boards of directors of DSP Group Inc. (Nasdaq: DSPG), a global provider of wireless chipset solutions for converged communications, and Kornit Digital as well as PubPlus, a company specializing in AI and machine learning for the purpose of collecting and attributing data points to scale profitable content across native and social channels. Mr. Seligsohn holds an LL.B. degree from the University of Reading, England.

Stanley B. Stern, 63, has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) and Polypid Ltd. (Nasdaq: PYPD). Since 2013, Mr. Stern serves as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990.  In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Naama Zeldis, 57, has served as a member of our Board of Directors since September 2020. Ms. Zeldis currently serves as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage. Formerly, Ms. Zeldis has served as Chief Financial Officer for a variety of high-tech and industrial companies, such as in Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A from the Hebrew University in Jerusalem.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

If elected, the nominees will continue to be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. These nominees have also been provided with indemnification letters.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

 “RESOLVED, that Mr. Gabi Seligsohn is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2023;"

“RESOLVED, that Mr. Stanley Stern is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2023;” and

“RESOLVED, that Ms. Naama Zeldis is hereby elected to serve as a member of the Board of Directors of the Company until her successor is duly elected and qualified, in Class II, i.e., her term shall expire at the annual general meeting for the year 2022.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to elect the nominees named above as directors.

√   The Board of Directors recommends a vote FOR the election of each of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Yehuda Zisapel*, 78, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure” of our Annual Report. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Professor Yair Tauman*, 72, has served as a member of our Board of Directors since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor in Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Roy Zisapel**, 49, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996. Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.
_______________________

* Member of Class I
** Member of Class II

For additional information concerning the practices of the Board of Directors, Audit Committee and Compensation Committee, see Item 6.C of our Annual Report.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2019 and 2020*:

Name of Body	No. of Meetings in 2019 and 2020 **	Average Attendance Rate
Board of Directors	24	90%
Audit Committee	11	100%
Compensation Committee	13	100%

* Excludes ad-hoc committees
** Including meetings through September 30, 2020

Each director attended at least 90% of all Board meetings.

Executive Compensation

You should read the below summary together with Proposals 3 and 4 of this Proxy Statement.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, to which we refer to as our Compensation Policy, as amended by our shareholders through October 2019. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2019 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2019 - All directors and officers as a group, consisting of 13 persons*	$3,409,100	$501,600

2018 - All directors and officers as a group, consisting of 15 persons**	$4,050,500	$596,800

* Includes one executive officer who was appointed during 2019.
** Includes 3 persons who served as our executive officers in 2018 and are no longer serving as our executive officers and one executive officer who was appointed during 2018.

During 2019, we granted to our directors and officers listed in Item 6.A of our Annual Report, in the aggregate, 101,599 RSUs at a weighted average grant date fair value per RSU of $20.22 and options to purchase 324,300 ordinary shares at a weighted average exercise price per share of $23.83. The options and RSUs expire sixty-two months after grant. The weighted average grant date fair value of these options was $6.03 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(t) to our consolidated financial statements included in our Annual Report. See also Item 6.E “Directors, Senior Management and Employees—Share Ownership— Share Option Plans” of our Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2019, see “Compensation of Executive Officers” in Item 6.B of our 2019 Annual Report, which is incorporated herein by reference.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $35,000) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,050) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders in 2011, which is publicly available as Exhibit 4.1 to our Annual Report.

PROPOSAL 2
AMENDMENT OF ARTICLES OF ASSOCIATION
(Proposal 2 on the Proxy Card)

Background

The Companies Law generally allows shareholders of a public company (i) who hold at least one percent of the voting power to submit a proposal for inclusion on the agenda of a general meeting of the company's shareholders and (ii) who hold at least five percent of the voting power request a company to convene an extraordinary shareholder meeting.  However, the Companies Law does not contain procedural provisions to regulate the information that the proposing shareholder must provide to the company about itself and its proposal and, unless an advanced notice of the meeting was provided, even allows a shareholder to make a proposal following the mailing of the proxy statement.  Moreover, while U.S. proxy rules contain detailed provisions regulating the process of shareholder proposals, these rules do not apply to the Company or its shareholders because the Company is a "foreign private issuer" under the SEC rules.

In light of the above, we have, since our 2014 annual meeting, included in our proxy statements for annual meetings the requirements regarding the timing of submitting shareholder proposals and the information required to be submitted in connection therewith, to which we refer as the Advance Notice Procedures, in a form substantially similar to the one set forth in this proxy statement below under the heading “Shareholder Proposals For 2021 Annual General Meeting.”

As part of its most recent corporate governance review, our Board of Directors determined to propose the amendments to our Articles of Association set forth in Appendix A hereto, which are designed to “codify" all of these Advance Notice Procedures. Our Board of Directors believes that these amendments will enhance the Company’s ability to maintain modern, appropriately crafted advance notice provisions and that doing so will benefit shareholders by providing them with adequate advance notice of matters proposed through the advance notice process and full disclosure about shareholders seeking to use that process.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that that the Articles of Association of the Company be, and they hereby are, amended in accordance with Appendix A to the Company’s Proxy Statement for the 2020 Annual General Meeting.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
EQUITY-BASED GRANTS TO
THE CHIEF EXECUTIVE OFFICER
(Proposal 3 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including grant of RSUs, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries) are as follows:

•	Gross base salary in NIS equivalent to $400,000 per annum, which salary includes payment for managing our entire on-going North America activities;

•	Annual bonus of up to $600,000 (or the equivalent in NIS);

•	Company car and all related expenses, except related taxes;

•	Contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance;

•	Vacation and recreation pay;

•	Education Fund (“Keren Hishtalmut”); and

•	Medical insurance.

In addition, Mr. Zisapel is granted from time to time equity-based compensation.

As more fully described under "Compensation of Executive Officers" in Item 6.B of our 2019 Annual Report, the compensation granted to Mr. Zisapel in 2019 in terms of cost to the Company (as recognized in our financial statements for the year ended December 31, 2019), was as follows:

Salary	Bonus	Equity-Based Compensation	All Other Compensation	Total
$414,000	$438,000	$1,740,000	$133,000	$2,725,000

Proposed Grant of Equity-Based Awards – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In recognition of the importance of Mr. Zisapel’s services to the Company and taking into account, among other factors, the overall compensation level of other senior managers in the industry, our Board of Directors has approved, following the recommendation and approval of our Compensation Committee, a grant of RSUs as described below.

In approving the proposed grant, our Compensation Committee and Board of Directors considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities.

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below charts indicate our Company’s growth in the past several years and the shareholder value created in that period:

(*) Total deferred revenues as defined by the company (including uncollected billed amounts offset against trade receivables balance) amounted to 147.7 and 184.6 in 2017 and 2019, respectively, which represent increase of 25%.

(**) The aforesaid share prices and market capitalization are based on the closing sale price of our ordinary shares on Nasdaq (and, in the case of market capitalization, also the number of outstanding shares) as of December 31 of the applicable year.

✔	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's salary has not been modified since 2012 and will remain at the same level; and

o	Mr. Zisapel's annual bonus has not been modified since October 2019 and will remain the same.

✔
The Compensation Levels of other Senior Managers in our Industry. In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed, with the assistance of Radford, a unit of Aon and an independent compensation consulting firm, benchmark information relating to the compensation of chief executive officers of other comparable companies.

✔
Performance-Based and Retention Incentives. The proposed equity-based grants contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law and our use of equity-based compensation in general.

If approved, the vast majority of the compensation received by Mr. Zisapel under his proposed annual compensation terms is not guaranteed at the date of award and is tied to his continued employment as well as our share price (through the proposed equity-based grants) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance:

❖	In 2017, 2018 and 2019, approximately 49%, 68% and 73% of Mr. Zisapel's compensation was attributed to such variable components.

❖	If the proposed equity-based grant pursuant to this Proposal 3 is approved, approximately 78% of Mr. Zisapel's compensation would be attributed to such variable, performance-based, components.

Proposed Grant of Equity-Based Awards – Description

We propose to grant Mr. Zisapel RSUs, as follows:

•	45,000 RSUs, to which we refer as the time-based RSUs, shall vest on the following terms:

o	11,250 RSUs shall vest one year after the date of the Annual General Meeting;

o	11,250 RSUs shall vest two years after the date of the Annual General Meeting;

o	11,250 RSUs shall vest three years after the date of the Annual General Meeting; and

o	the balance of 11,250 RSUs shall vest four years after the date of this Annual General Meeting.

•
60,000 RSUs, to which we refer as the performance-based RSUs, shall be earned based on the Company’s closing share price on Nasdaq reaching $32.00 or more for 30 consecutive trading days at any time during the four (4) year period following the date of the Annual General Meeting. To the extent earned in accordance with the foregoing, all of the performance-based RSUs shall become fully vested at that time.

•
Consistent with our Compensation Policy, the annual fair market value of the proposed equity-based grants, as measured on the date of the grant, regarding the value of these grants, may not exceed $2.0 million (the “Cap”), which is currently the equivalent of five (5) annual salaries of the CEO per year of vesting, on a linear basis. For the sake of clarity, if the fair market value on the date of grant exceeds the Cap, the number of RSUs proposed to be granted will be reduced on a pro rata basis so that their value will not exceed the Cap.

•
All other terms and conditions in connection with the above RSUs shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (the "ESOP" or the “1997 ESOP”), including, without limitation, expiration period of 62 months after the grant date, net (cashless) exercise and exercisable periods following cessation of service.

The grant date total fair value of the proposed equity-based grants over the vesting period, is currently estimated at approximately $2.1 million.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above. For details about Mr. Roy Zisapel’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the grant of RSUs to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 3 of the Company’s Proxy Statement for the 2020 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box in Proposal 3a of the proxy card. If you do have a personal interest in Proposal 3, check the "NO" box in Proposal 3a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 4
AMENDMENTS TO COMPENSATION POLICY
(Proposal 4 on the Proxy Card)
Background

On October 24, 2019, the Company’s shareholders approved several modifications to our Compensation Policy in accordance with the requirements of the Israeli Companies Law.

Recently, our Compensation Committee and Board of Directors approved, subject to shareholder approval, several modifications to the Compensation Policy, in the form attached as Appendix B hereto. The proposed modifications primarily relate to:

•
Clarifying that our Board of Directors may, following approval by our Compensation Committee, permit the grant of equity-based awards by any subsidiaries of Radware (whether wholly owned or not) to our executive officers; provided that the guidelines set forth in the Compensation Policy (including vesting period and the cap on the value of such grants) shall apply, subject to applicable changes, also to such grants; and

•
The terms under which we may purchase directors and officers liability insurance, or D&O Insurance. In particular, the Compensation Policy currently provides that we may purchase D&O Insurance with (i) aggregate coverage that will not exceed the higher of (A) US$50 million and (B) 25% of our shareholders’ equity (the “Maximum Coverage Condition”) and (ii) annual premium that shall not exceed the higher of (A) US$700,000 and (B) 25% over the prior year's annual premium (the “Maximum Premium Condition”). The primary reason we included the Maximum Premium Condition is that, until recently, the guidance of the Israeli Securities Authority (“ISA”) regarding “best practices” of compensation policies was to include a limit on the premium payable for D&O Insurance. However, on July 1, 2020, the ISA has issued additional guidance, which generally provides that such limit on premium is no longer necessary and that the purchase of D&O Insurance will not require shareholder approval if (i) the compensation policy includes a limit on the scope of insurance coverage and (ii) the purchase of D&O Insurance (including the premium payable) is made on market terms. As such, and in light of the continued increase in premiums of D&O Insurance, we propose to cancel the Maximum Premium Condition.

Other than the proposed changes, our Compensation Committee and Board of Directors did not identify any other necessary modifications to our Compensation Policy. If the changes are approved at the Meeting, our modified Compensation Policy will be valid for the next three years following the Meeting (or, if not approved, our current Compensation Policy will be valid until October 2022).

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company's Compensation Policy for Executive Officers and Directors, substantially in the form attached as Appendix B to the Company’s Proxy Statement for the 2020 Annual General Meeting."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Our “office holders” (as defined in the Companies Law) are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 4 by checking the "YES" box in Proposal 4a of the proxy card. If you do have a personal interest in Proposal 4, check the "NO" box in Proposal 4a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 5
APPROVAL OF OFFICE OF THE CHAIRMAN OF THE BOARD OF DIRECTORS
(Proposal 5 on the Proxy Card)

Background

According to Sections 95(a) and 121(c) of the Companies Law, a relative of the chief executive officer of a public company, such as Radware, is permitted to serve as the chairman of the board of directors only if authorized to do so by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Yehuda Zisapel has served as a director since our inception in May 1996 and as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. He is also the father of Mr. Roy Zisapel, our Chief Executive Officer, President and Director. Our shareholders authorized Mr. Yehuda Zisapel's role as chairman of the Board of Directors in the Company's Annual General Meeting in 2017, and therefore, his continued service as Chairman of our Board of Directors must be re-approved by our shareholders.

Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Yehuda Zisapel to continue to act as Chairman of our Board of Directors for an additional period of three years following the approval of the shareholders in light of, among others, his experience and familiarity with the Company's business. Even if this matter is approved, Mr. Yehuda Zisapel, if nominated by our Board of Directors, will be required to stand for reelection as a director at the 2021 annual general meeting of our shareholders. In addition, his service as Chairman will continue to be at the pleasure of our Board of Directors.

Mr. Yehuda Zisapel is not entitled to any additional compensation for his service as Chairman of our Board of Directors. He will, however, continue to be entitled to receive the compensation we pay to our non-employee directors, as described above under "Executive Compensation". He has also been provided with an indemnification letter.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

"RESOLVED, that Mr. Yehuda Zisapel is hereby authorized to serve as the Chairman of the Board of Directors of the Company for a period of three years following the date hereof."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Mr. Yehuda Zisapel and his son, Mr. Roy Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 5 by checking the "YES" box in Proposal 5a of the proxy card. If you do have a personal interest in Proposal 5, check the "NO" box in Proposal 5a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 6
RE-APPOINTMENT OF AUDITORS
(Proposal 6 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2019, we paid E&Y approximately $330,000 for audit and audit related services, $158,000 for tax services and $118,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2019 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2019 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2019 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2019, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED  TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: DORON ABRAMOVITCH, CFO.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2020 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2021 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2021 (the "Next AGM") will include (i) the election (or re-election) of Class I directors; (ii) the approval of the appointment (or reappointment) of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2020 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg  Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the Next AGM, our General Counsel must receive the written proposal (i) not less than 90 calendar days prior to the first anniversary of the 2020 AGM, and (ii) not more than 150 days prior to the first anniversary of the 2020 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2020 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person( s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than two (2) business days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors

/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Dated: October 6, 2020

APPENDIX A

Amendments to Articles of Association

Add new Article 25A:

25A.   Shareholder Proposals

(a)           A shareholder (including two or more shareholders that are acting in concert, a "Proposing Shareholder") holding one percent (1%) or more of the outstanding voting rights in the Company (at the time of the request and through the time of the General Meeting) may request, subject to Section 66(b) of the Companies Law, that the Board of Directors include a proposal on the agenda of a General Meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a "Proposal Request") to the Secretary of the Company and the Proposal Request complies with all the requirements of this Article 25A, these Articles, applicable law and stock exchange rules.

(b)           A Proposing Shareholder holding either (i) five percent (5%) or more of the outstanding voting rights in the Company or (ii) five percent (5%) or more of the outstanding share capital and one percent (1%) or more of the voting rights in the Company (at the time of the request and through the time of the General Meeting) may request, subject to Section 63(b)(2) of the Companies Law, that the Board of Directors convene an Extraordinary General Meeting, provided that the request complies with this Article 25A, these Articles, applicable law and stock exchange rules.

(c)            To be considered timely, a Proposal Request must be delivered, either in person or by certified mail, postage prepaid, and received at the principal executive office of the Company, (A) with respect to an Annual General Meeting, not less than ninety (90) calendar days and not more than one hundred and fifty (150) calendar days prior to the anniversary date of the immediately preceding Annual General Meeting; provided that if the date of the Annual General Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the immediately preceding Annual General Meeting, a Proposal Request to be timely must be delivered not later than the earlier of (i) the 7th calendar day following the day on which a notice of the Annual General Meeting is published (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date and agenda of such meeting is first made (or such earlier time permitted by applicable law); and (B) with respect to an Extraordinary General Meeting, not later than the earlier of (i) the 3rd calendar day following the day on which a notice of the Extraordinary General Meeting is published (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date and agenda of such meeting is first made (or such earlier time permitted by applicable law).

(d)            The Proposal Request shall be in English and set forth (i) the name, business address, telephone number, fax number and email address of the Proposing Shareholder (and each member of the group constituting the Proposing Shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and manages such person, (ii) the number of Ordinary Shares held by the Proposing Shareholder, directly or indirectly, including if beneficially owned by the Proposing Shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such Proposing Shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the Proposing Shareholder is entitled to vote as of a date that no more than two (2) business days prior to the date of delivery of the Proposal Request, (iii) any agreements, arrangements, understandings or relationships between the Proposing Shareholder and any other person with respect to any securities of the Company or the subject matter of the Proposal Request, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Shareholder, the purpose or effect of which is to give such Proposing Shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the Proposing Shareholder's purpose in making the Proposal Request, (v) the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, (vi) a statement of whether the Proposing Shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal of the Proposing Shareholder is to nominate a candidate for election to the Board of Directors (i.e., at an Annual General Meeting), a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The information required pursuant to this Article 25A(d) shall be updated as of (i) the record date of the General Meeting, (ii) five days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(e)            The Company shall be entitled to publish information provided by a Proposing Shareholder pursuant to Article 25A, and the Proposing Shareholder shall be responsible for the accuracy thereof.  In addition, Proposal Requests must otherwise comply with applicable law and these Articles and the Company may disregard Proposal Requests that are not timely and validly submitted.

(f)             References in this Article 25A to particular laws, regulations or rules shall be deemed to apply to such amended or successor laws, regulations or rules as shall be in effect from time to time.

Amend Article 39(f) (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

(f)             Without derogating from the provisions of Article 39(c) above, a shareholder desiring to propose a candidate for election to the Board of Directors or to remove a Director from his position, shall, as a condition to such proposal being considered, comply with the procedures set forth in Article 25A above ~~advise the Company of the identity of such candidate or serving Director at least two (2) weeks prior to the date of the General Meeting at which such resolution is to be considered (or such shorter period as may be determined by the Board of Directors)~~.

A - 2

APPENDIX B

Amendments to Radware Compensation Policy for Executive Officers and Directors

(changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

D-2. General guidelines for the grant of awards

•	The equity based compensation may be in a form of a mixture of various types of equity based instruments, which includes, without limitation, stock options and restricted stock units.

•
The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•	Equity based compensation for Radware's Executives shall vest over a minimum of three (3) years.

•
The fair market value of the equity based compensation for the Executives will be determined according to acceptable valuation practices at the time of grant. Such fair market value shall not exceed the equivalent of five (5) annual salary for each Executive per year of vesting, on a linear basis (“Equity Cap”).

•	The vesting and/or the grant of such equity based compensation may be contingent upon the increase in the market price of Radware's ordinary shares.

•
The Board may, following approval by the Compensation Committee, (1) extend the period of time for which an award of an Executive is to remain exercisable, ~~as well as~~ (2) make provisions with respect to the acceleration of the vesting period of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control, and (3) for the sake of clarity, permit the grant of equity-based awards by any subsidiaries of Radware (whether wholly owned or not) to Executives; provided that the aforesaid principles (including vesting period and Equity Cap) shall apply, subject to applicable changes.

F.  Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Radware may exempt its Directors and Executives from the duty of care.

•
Radware may indemnify the Directors and Executives to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as shall be provided in an indemnity agreement between such individuals and Radware.

•
Radware will provide "Directors and Officers Insurance" for its Directors and Executives, with ~~(i)~~ aggregate coverage that will not exceed the higher of (A) US$50 million and (B) 25% of its shareholders’ equity ~~and (ii) annual premium that shall not exceed the higher of (A) US$700,000 and (B) 25% over the prior year's annual premium~~, unless otherwise determined by the shareholders from time to time.

•
Radware may also purchase such D&O insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided  that the aggregate coverage ~~premium~~ therefor shall not exceed ~~four (4) times the annual premium payable~~ the aggregate coverage at such time for the D&O Insurance.

H.  Miscellaneous

•
~~This Policy was approved by the Company's shareholders on September 6, 2018 and thereafter an amendment thereto was approved by the Company's shareholders on October 24, 2019.~~ This Policy will remain in effect for a period of three years since the last date this Policy (or an amendment thereto) was approved ~~through October 23, 2022~~. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

•
This Policy is designed solely for the benefit of Radware and none of the provisions thereof are intended to provide any rights or remedies to any person other than Radware. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s directors and Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.

B - 2